Exhibit 12. Consolidated Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
Excluding interest on deposits	24.09	(1.23)	1.56	3.99	4.88
Including interest on deposits	6.84	0.38	1.20	2.12	2.50